Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-222533
July 26, 2021

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

On July 21, 2021, the video recording of an interview given by C. Allan Swaringen, the President and Chief Executive Officer of Jones Lang LaSalle Income Property Trust, Inc. (which we refer to herein as “our company” and, together with our company’s subsidiaries, “we,” “our,” and “us”), was posted on millionacres.com, a financial and real estate investment news website. We became aware that the video recording of the interview had been posted on millionacres.com on July 21, 2021. A full transcript of the video recording of the interview, as published on millionacres.com, is set forth below. The transcripts set forth below was prepared by millionacres.com and not by our company. Also set forth below are certain clarifications with respect to statements made in the interview.

The website millionacres.com is not affiliated with our company and neither our company nor any of our affiliates has made any payment or given any consideration in connection with the interview or any other matter published or made available by millionacres.com. The interview should not be considered offering material in connection with our continuous public offering of common stock. Statements made in the interview by the person who conducted the interview, Deidre Woollard, represent Ms. Woollard’ personal opinions and are not endorsed or adopted by Mr. Swaringen or our company.

Transcript of Interview

Deidre Woollard: Hello, real estate investing Fools and welcome to another Millionacres Spotlight. Today we're doing a deep dive on logistics real estate, a topic that is essential to our lives whether we think about it or not, in an area in which there are still many investable ideas. My guess today is Allan Swaringen who served as President and Chief Executive Officer of JLL Income Property Trust. He has a total of 35 years in real estate, 24 with LaSalle and as a leader of LaSalle's initiative to offer institutional real estate solutions to high net-worth private clients, is the founder of JLLIPT, which is the first daily valued multi-share class, diversified, perpetual NAV REIT, that sounds like a lot. Let's start there. Tell me more about what that is.

Allan Swaringen: LaSalle Investment Management, the money management arm of our parent, JLL. Similar to your platform, we've been working tirelessly over really about 10, 12 years to bring real estate solutions that our firm has been running for 40 years to high net worth individuals. The culmination of that is this solution we launched back in 2012. But it's very much focused on bringing high-quality institutional managers such as ourselves, who buy high-quality institutional properties that normally are outside the investment range of high net worth individuals. But the goal there is to bring together a portfolio like that and offer it through financial advisors. Our solution is only available to investors on the recommendation of financial advisors. So we sell and offer through the intermediary channels. But it was a very unique construct. There had been what used to be called non-traded REITs offered to high net worth individuals for years. We felt like we could and should build a better model. That's what we built in 2012 and it's had great adoption through the financial advisor community, is very focused on being a stable value and income solution, which I know you hear from investors all the time. But that's what folks are looking for, stable value and income. That's a little background on that vehicle, but it's really more about bringing high-quality institutional real estate to the broader market, not just having it exclusively for the largest pension funds, foundations, and endowments in the world. We share that passion to what your platform is.

Deidre Woollard: Interesting. As I understand, it was the first REIT of its kind and so how is it different?

Allan Swaringen: Couple of things that make it quite different. First-off, it's diversified. Historically the non-treated REIT industry was offering solutions to advisors that were single property-type focused because for the most part, the exit strategy for those prior version of the vehicles. We call it the 1.0 version and we like to believe we built a 2.0 version. The 1.0 version of this solution, the exit strategy was to go public and create a public REIT solution and investors would get a liquidity or at least an option to exit the stocks via the public markets. That led the funds or the strategies to be single property type. Because as you know, the public real estate markets, the listed traded market, really like single property type. Our solution is quite diversified though. We own multiple property types across multiple markets and that made it quite unique. The other thing that made it quite unique it's actually designed to be an open-ended perpetual vehicle. It never shuts down and we make a market in the shares and through very rigorous valuation methodology using third-party independent appraisers. We strike a valuation and that's the basis upon which money comes into the vehicle and that money can then exit the vehicles. Versus it being a closed-end fund that has a beginning and an end. We were trying to build a solution that was like a little bit more like a stock mutual fund, but made up of direct real estate investments. That made it quite different. I'd also say it was quite different and unique that our distribution strategy is focused on the whole advisor community, not just a single-channel. We've been quite fortunate to gain adoption from the largest wirehouses, the largest RIAs, and even the largest independent broker-dealers in the world. The history of the legacy non-traded REITs was their domain was the independent broker-dealer world. Last point of differentiation is we brought the fees way down, so more money got invested in real estate for the investors and less fees being taken out in front, which was one of the criticisms of the vehicle prior to ours.

Deidre Woollard: It's a perpetual NAV REIT. What exactly does that mean?

Allan Swaringen: The perpetual nature is it is open-ended. It's been up and running for nine years and we hope it's up and running for 30 or 40 or 50 years. It really has no end date. Money can come in and out. That makes it perpetual. Its NAV characteristics Deidre is interesting in that most people that look at the public REIT market talk about the traded REIT market. Often analysts that cover the traded REIT market talk about public REITs, often trading above or below NAV. So sometimes people would say, hey, it's a great time to invest in REITs. The share price actually is cheaper than the underlying real estate. Then sometimes analysts will talk about public REITs actually they are trading above NAV. Our solution, the theory behind it is that it trades at NAV. We have a rigorous valuation methodology where every single property in the portfolio gets independently appraised every single quarter. Four times a year, every property gets appraised and we try to offer shares at what we think is at NAV. So versus a historical non-traded REIT that used to keep share prices at $10 forever, our share price can go up. It went down a little bit during COVID last year, but it's recovered nicely and investors can come in and out NAV, so it's a perpetual NAV REIT. That's the engineering behind the name.

Deidre Woollard: Fantastic. That was a great explanation. You mentioned your diversified. What types of properties are you looking at and where? Is it only US based?

Allan Swaringen: Currently, we are invested principally in the United States. If you've read our prospectus, we are allowed to invest outside the United States and the advisor to the funds, LaSalle Investment Management is a global real estate investment management firm. Our firm today manages about $75 billion of real estate investments all around the world, principally for institutional investors, so this is what we do in the high net worth space. Our focus is currently in the US and that's what we've been doing for about nine years. We still see better risk-adjusted returns from the US real estate markets than we do outside the US right now today, there's a lot of global noise in terms of markets and economies. So anyway, our focus is in the US but in terms of what we are doing in the United States, our largest allocation today is to multifamily apartments, mostly garden style apartments. That's we got about 1.2 billion of multifamily apartments. I think 18 apartment communities around the country. Our second largest allocation also at about 1.2 billion is warehouses. Two-thirds of our fund today is either apartments, mostly in suburban garden locations, or industrial warehouses. What we consider to be primary distribution hubs. We also own medical office buildings, we own life science buildings, we have two parking garages. We own grocery anchored retail. We have a little bit of office, very underweight to office. We were underweight pre-pandemic to office. That ended up being quite fortunate and we're going to continue to be underweight to office post pandemic until the return to work sorts itself out. That probably has more work to be done there on the return to work.

Deidre Woollard: Totally agree with that. I think we're not really sure yet what's going to happen there. Everyone I talk to call office the wild card in real estate [inaudible 00:08:44]

Allan Swaringen: That's the big unknown right now of the property markets in terms of office buildings. I think it's so great that you do things like this. We can educate investors and financial advisors about how to think about real estate. Because a lot of people think about real estate through that office building lens like that's the only thing out there. It's a big part of the investible universe. About 40 percent of the real estate market in the United States is office buildings. But there's many other ways to do it outside of office buildings. People shouldn't necessarily vote with their feet and worry about investing in real estate because they are worried about offices because I think we have a seven percent allocation to office right now today. That's pretty underweight office when the universe is 40 percent office.

Deidre Woollard: Well, you mentioned multifamily and industrial, which are two of our favorite food groups to the smartest ways to invest in real estate right now. I want to talk a little bit about some of the specific areas that you're investing in because I just think there are really smart. You made some key investments in the Louisville Kentucky area. I went to grad school in Louisville. I've been seeing things about the Louisville Cincinnati area as a growing shipping hub. What is it that you're seeing there?

Allan Swaringen: It's interesting. Five-years ago, we probably wouldn't even gotten on a plane or driven down to Louisville to think about owning warehouses there. But it has really blossomed as one of the strongest secondary markets. When you think about investing in industrial around the country, which is our landscape, you're going to probably focus first and foremost on the six or eight largest primary markets. But Louisville is one of those blossoming secondary markets. Couple of reasons why that is. First off, uniquely has a confluence of five major interstate highways, forgot all the numbers, but it's a lot of Is. I-47 I-52. There's a lot of interstate highways that come in and around Louisville. It's really developed a very efficient transportation hub. Another unique factor about the Louisville market. Within one day's drive from outside of Louisville, you can get to half of the population of the United States. Most people wouldn't know that. You can get to half of the population of the United States on the interstate highways that come in and out and connect Louisville. It's really become a distribution hub, which is why UPS put both their World Port, which is their air hub, and their Centennial, which is their ground hub of the whole United States in Louisville. When UPS, which distributes more boxes than almost Amazon today, when they say, "Hey, our air hub and our ground hub are going to be in Louisville," that means there's some characteristics of that Louisville market. It's about 135 million square feet industrial market, which makes it, again, a second-tier market, but it's still a big market. The other reasons why it's attractive is land is cheaper there and it's less expensive to build there as compared to Chicago. I'm speaking to you from a Northern suburb of Chicago, not far from downtown, not far from O'Hare. Land cost, where I live, and land building costs are almost 2x of what they are in Louisville. If you can distribute the goods you want to distribute to half the country within a day's drive, you can actually do it at a much less costly at Louisville than you can at Chicago.

Deidre Woollard: That's really interesting. Another market you are making moves in, probably more well-known as a hub is Dallas and the Fort Worth area. So we've been keeping an eye on that one too. Our Mogul investment service just did a deal, finally, realized deal in Plano for Plano industrial park, what are you seeing in the Dallas Fort Worth area?

Allan Swaringen: The overall DFW market is a very interesting market, and what makes it attractive to us today is actually Texas is a winning state. What I mean by that is, Texas is attracting jobs, it's attracting people, it's created a business-friendly environment, it has low taxes, and it has a good labor supply, and so companies and people are moving to Texas in a way that's never occurred before in the history of the US. I've been in real estate for 35 years and I probably spent the first 25, one of my prior employers, Tramell Crow is based in Dallas. I grew up going down there and Texas was a market that was always prone to these massive peaks of overbuilding. You think about the S&L crisis and some of the significant downturns in real estate, a lot of them had their point of most pain right there in Texas. But it has changed dramatically because of the friendly work environment, the friendly business environment, and attracting people there. First off, when you have an area that's attracting jobs and people, that's really good for real estate. From the industrial side where I talked about before, Louisville being a strong, blossoming secondary market, the DFW market is one of the largest primary markets. It's actually the 4th largest industrial market in the whole United States. Comes in at about 820 million square feet. I said before, Louisville is 135 million square feet, DFW is six times Louisville, just in warehouse space. So it's a big market, has a great airport, a number of different airports, both in the DFW Airport but up in Fort Worth there's another airport. Here's another interesting thing. The whole DFW market has about 20 million square feet of absorption every year for the last 10 years. What's interesting about it is even though there has been unprecedented building in and around DFW, there has been unprecedented absorption. Thirty-nine straight quarters, which if I do my math, I think that's almost eight years, 39 straight quarters of absorption that exceeded new construction. That's a phenomenal statistic in that market. That's why it's attractive to us.

Deidre Woollard: That's even way before pandemic and the sudden increase in industrial.

Allan Swaringen: Very much so.

Deidre Woollard: Let's talk about another area which is Arizona. The trust has some properties in Arizona. I've been fascinated by how many people move to Phoenix, I find it really interesting, especially right now, very concerned with how hot it gets there and the need for energy efficiency. What are you thinking about Arizona, in general?

Allan Swaringen: We've been big investors in the whole of Arizona and, in particular, the Phoenix market across our whole fund. When I say that, we own one of our multi-tenant office buildings in Phoenix in the Tempe area, and it's performed very well during the pandemic, we own two grocery-anchored shopping centers up in North Scottsdale area, and I think today we own seven warehouses, so we're invested in all three of the four primary property markets there and I think we own two apartment communities in the Mesa, Southeast Valley area. We're big believers in Phoenix now. We start with where people are moving in, and Deidre, you mentioned that Phoenix has been the fastest growing market in the United States in terms of population for the last 10 years, almost 16 percent annualized growth. The only markets in the top-20 that have grown faster than Phoenix are Dallas and Houston. When I say Texas is a winning state, the only state that's exceeding the growth of the Phoenix area is the Dallas, Houston area. It's had good long-term population growth. One of the other interesting things about Phoenix and Arizona is it actually is the top beneficiary of the outward migration from California.

Deidre Woollard: Definitely.

Allan Swaringen: Everybody wanted to live in California, that was the great dream. There's challenges with living in California, and so the whole Phoenix area and Arizona, its largest inbound migration is actually from California. I think it makes sense to talk briefly about the strategy of our fund because it ties into where we've been investing. This is a solution that's designed to generate income for investors, I mentioned that before, also stable value. Deidre, we don't do development, we don't do construction, we're not building buildings and for the most part, we're not buying broken buildings and fixing them up, we're buying high-quality buildings in very good locations. When you think about that and then you talk about, okay, we've invested in high-quality warehouses in Louisville with long-term tenants, 10-year lease there, high-quality properties in DFW and now in Phoenix. Those are markets because of the long-term demographic trends of job growth and population growth, they check that box for us as far as delivering the hopefully stable value and good income over the long term, which is what we hear financial advisors are saying their clients are looking for the most. That Phoenix area, the other thing that we really like about it, and most of our investments are in the Southeast Valley area, from North Scottsdale, down through Scottsdale and then the Southeast, which also ties everything close to the airport. We're not big investors in downtown Phoenix. The City of Phoenix is still an area in which, I used to joke about it, they pulled the sidewalks in at night in the downtown Phoenix area. But in that Scottsdale, Tempe area, there's great nightlife, there's great retail, there's great living, and you did talk about the heat, and certainly, environmental concerns are a major issue in terms of investing in real estate for the long term. We have a huge commitment to ESG initiatives within our fund and within our overall business. One of the interesting things about the warehouses we own there, many of the warehouses today, even in markets such as Phoenix, the office part will be fully air-conditioned or heated depending upon the season, but the warehouse distribution area are not necessarily heated. But one of the things that is occurring in the Arizona area, well, a lot of these warehouses have solar panels on the roof. We're seeing a secondary source of income and if not even income, just a cost reduction from solar panels and you're seeing that crop up a lot in warehouse buildings, especially in the Arizona area because, I don't know, was it 320 days of sunshine there? So you can offset some of those higher costs to air-condition and heat by capturing the solar energy, and we're focused on doing that too.

Deidre Woollard: I love to hear that. What I'm hearing from you, it sounds like a lot of your properties are really located around transportation hubs. Sounds like you're also keeping migration as a factor. Last year was huge for migration, do you think we're going to see that continue, or do you think that maybe that's going to slow down a little bit?

Allan Swaringen: Again, I mentioned before, I lived in Chicago since I got out of college and I love Chicago, I'm a Cubs fan, I went to school here both for undergrad and then graduate school. But as much as I love this area, Chicago's had zero net population growth in the last 10 years in the whole Cook County area, and so we're not big investors here. We are trying to identify those markets, Deidre, where people are moving too and jobs are moving too. As a long-term investor in real estate, when your time horizon is 10 years, there's two things you really need to get right. You need to get population growth right and you need to get jobs right. If you get both of those critical success factors right, then you'll probably do well in owning real estate over the long term. Unfortunately, if you get either of those wrong, [laughs] if you own a great building in a market where people are losing their jobs and moving away from, that's an investment that might not do as well as you thought it would. We think some of the trends in terms of population migration, they're going to continue. Now, one other trend that has changed in the pandemic, but we think it will recover, and we talked about it before. There had been a big trend over the last 20 years for our urban environments, our big cities to get bigger. That has slowed down moderately due to the pandemic. But that is a long-term global trend that I think it's somewhat inevitable. It's where jobs are going, it's we're public transportation is, it's where entertainment and lifestyle is. It's actually where younger people want to be. I mean the suburbs. I have to 20-somethings in college and just finished college then they're tired to be in the suburbs. They want to get down into the city. That's where they want to work, that's where they want to live, that's exciting for them. That's a trend that I think is going to slow temporarily till we figure out vaccinations, public transportation, social reforms, things like that. We're underweight in the urban environments and we're going to stay underweight there, but I do think they will recover. I do think those long term population migration trends are inevitable.

Deidre Woollard: I would absolutely agree with that. We've been watching the Sunbelt Migration for long before the pandemic. Let's talk a little bit about industrial real estate and valuations because industrial real estate traditionally, not a very high price per square foot keeps ticking up and the demand, everything I'm reading, every report says that we need more than we're building. Is it getting really challenging to find the properties that are a good deal?

Allan Swaringen: Yeah. It's a very competitive environment today and more so in the industrial markets than ever in my 24-year career here at this firm. It really gets back to what investors are looking for and the synergy between what investments in warehouses provide. Investors are looking for stable value and income. They're looking for investments that they have confidence will retain their value and hopefully appreciate overtime, and they're looking for investments that generate good free cash flow. In terms of rents that fall to the bottom line when a tenant pays rent and then off of that, you've got to deduct the expenses of the taxes, insurance, utilities. Then after paying the expenses generating free cash flow, there's not a property type that generate more net free cash flow than warehouses. It's amazing office buildings, landlords have to significantly invest to retain tenants. Apartments require more maintenance and upkeep and they have more operating expenses and you have to have leasing agents and property managers. Retail is just slightly above industrial in terms of free cash flow, but there's more to maintain there, you have to keep the tenants in place, clean the parking lots, do all that. There's not a simpler format of real estate to own in terms of generating free cash flow than a big 400,000 square foot box that the tenant maintains everything that is responsible for everything completely in terms of generating free cash flow. Investors today who are so yield-starved, they're so looking for income. There's actually not a more attractive real estate investments in warehouses to meet their investment objectives and we think it has room to run. That's on the capital supply side and then e-commerce. Deidre, the growth of industrial and warehouse real estate is being buoyed by e-commerce. Even another factor that you had mentioned before reshoring and manufacturing and distribution coming back to the United States in post pandemic. We think it has more to run, but it's very challenging to find the investments that we're looking for. Our experience, our track record, and our relationships with both developers and sellers of real estate really differentiates us and we've been able to grow our portfolio significantly, but it is competitive and cap rates on industrial are actually an all-time low.

Deidre Woollard: Well, last question for you, you used the word box earlier. One of the things that I've been fascinated about is I feel like the box of industrial real estate is set to change. I know Amazon is making investments in robotics, although I've seemed so many startups focusing on robotics, automation and logistics, you mentioned UPS earlier. I know that they've been a big leader in that. How is that factoring into what you're looking at right now?

Allen Swaringen: Deidre, two things I would comment about that. When I first started cutting my teeth in real estate 30-plus years ago, the average clear height of a warehouse building was 24 feet. What that means is, if you were going to buy a state-of-the-art warehouse 25-years ago, you didn't want to buy anything with a clear height roof below 24 feet. The state-of-the-art warehouse today in terms of clear height, is 40 feet. Now, it's stacking and racking. Tenants pay us, the landlord and the owner of the building a rent based upon the square footage footprint of the building. They don't pay us more rent because the building's higher. In terms of being able to whether they're doing light manufacturing, whether they're just distributing, racking systems today, have become more and more efficient in terms of stacking things higher and higher and using robotics like you talked about. The efficiency of these warehouse buildings continues to grow by them getting taller and taller. It's very interesting dynamic. My firm also invest in warehouses around the world. Early, early stage, this is 60 years ago, we were in the first firms that started building multilevel warehouses in Japan. You can go to the markets in and around Tokyo and they have five-story warehouses with circular truck ramps that go up to them because the cost of land is so expensive, so we're talking about going just not 40 feet vertical, five-stories vertical. Now the other part of that, which we find even more interesting for the sector in the asset class is the robotics investment that these firms put in the buildings actually makes them quite sticky tenants and they tend to stay longer and because they have a significant capital investment, we'll build the building for them, but we give it to them empty as a shell and core, then they might put often, if it's a $40 million warehouse we've build or we buy and then they lease from us, they might put another $20 million of robotics and racking systems inside that building, which is very expensive to install and very expensive to take out. That actually enhances the long-term benefits of that tenant, and our belief that they'll not just have a five-year lease or a 10-year lease that they will renew and stay. It's actually enhancing the asset class when you're seeing some of the mechanical investments going into those buildings.

Deidre Woollard: Yeah, it's definitely one of the things that I think all of us are going to be watching. I could talk to you all day, but I know I have to let you go. Thank you for your time. Investors, you can learn more about the perpetual NAV REIT at jllipt.com. Stay well and stay invested. Thank you.

Clarifications and Corrections

We believe that the following statements made in the interview are appropriate to clarify:

1.The interview transcript states that Mr. Swaringen “served” as president and chief executive officer of Jones Lang LaSalle Income Property Trust, Inc. Mr. Swaringen is the

current president and chief executive officer of Jones Lang LaSalle Income Property Trust, Inc. and has served in such roles since November 2011.

2.The interview includes the following statement by Mr. Swaringen: “Our solution, the theory behind it is that it trades at NAV.” Shares of our common stock are not listed on any securities exchange and there is generally not an active secondary market for shares of our common stock. However, shares of our common stock are sold in our continuous public offering, and repurchased pursuant to our share repurchase plan, at a price based upon our net asset value (“NAV”) per share.

3.The interview includes the following statement by Mr. Swaringen: “We have a rigorous valuation methodology where every single property in the portfolio gets independently appraised every single quarter. Four times a year, every property gets appraised…” The foregoing statement should be qualified by the fact that newly acquired wholly-owned properties are initially be valued at cost and thereafter will join the quarterly appraisal cycle during the quarter following the first full calendar quarter in which we own the property.

4.The interview includes the following statement by Mr. Swaringen: “…we try to offer shares at what we think is at NAV.” As disclosed in our prospectus, the per share purchase price for each class of our shares varies from day-to-day and, on each business day, equals our NAV per share for each class of shares as determined after the close of business on such day, plus, for Class A and Class A-I shares only, applicable selling commissions. Each class of shares has a different NAV per share because certain fees are charged differently with respect to each class. Our advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case in accordance with the valuation guidelines established by our board of directors.

5. The interview includes the following statement by Mr. Swaringen: “…investors can come in and out NAV, so it's a perpetual NAV REIT.” The foregoing statement should be balanced by disclosure that we are not obligated to repurchase any shares of our common stock pursuant to our share repurchase plan, we may choose to only repurchase some, or even none, of the shares requested to be repurchased pursuant to our share repurchase plan and the repurchase of shares is limited during any calendar quarter to shares whose aggregate value (based on the repurchase price per share on the day the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last day of the previous calendar quarter. In addition, shares are not eligible for repurchase for the first year after purchase, except upon death or disability of a stockholder and with respect to shares issued pursuant to our distribution reinvestment plan.

6.The interview includes the following statement by Mr. Swaringen, in regards to industrial real estate investment trends: “…we'll build the building for them, but we give it to them empty as a shell and core…” We have not historically invested in the construction of new properties and do not intend to do so in the future.

7.The interview includes the following statements by Mr. Swaringen: “That's we got about 1.2 billion of multifamily apartments. I think 18 apartment communities around the country. Our second largest allocation also at about 1.2 billion is warehouses.” As of the date hereof we own approximately $1.1 billion in multifamily assets, comprised of 17 multifamily properties, and own approximately $1.1 billion in warehouses.

8.The interview includes the following statement by Mr. Swaringen: “I think we have a seven percent allocation to office right now today.” We currently have an approximately 8.0% allocation in our portfolio to office properties.

9.The interview includes the following statements by Mr. Swaringen: “…we own two grocery-anchored shopping centers up in North Scottsdale area, and I think today we own seven warehouses…and I think we own two apartment communities in the Mesa, Southeast Valley area.” We currently own six warehouse properties in the Phoenix area and one multifamily property in the Chandler area.

Jones Lang LaSalle Income Property Trust, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Jones Lang LaSalle Income Property Trust, Inc. has filed with the SEC for more complete information about Jones Lang LaSalle Income Property Trust, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Jones Lang LaSalle Income Property Trust, Inc., the dealer manager for Jones Lang LaSalle Income Property Trust, Inc.’s offering or any broker-dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 652-0277.